FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact announcement dated October 29, 2010

MATERIAL FACT ANNOUNCEMENT
Further to the announcement made on 18 October 2010 (registry number 131685), Banco Santander announces that, today, bonds issued by Banco Santander and mandatorily exchangeable into Banco Santander Brasil shares have been subscribed for by, and disbursed to, investors from Qatar. The total amount of the issue has been set at 2,818,800,000 dollars, 2,718,800,000 of which have been subscribed by Qatar Holding.
The main features of the bonds are:
(i)
The bonds are mandatorily exchangeable for existing or newly issued, at Banco Santander’s election, shares of Banco Santander Brasil that represent, approximately, 5% of Banco Santander Brasil’s currently outstanding share capital.

(ii)	Maturity date: 29 October 2013.

(iii)	Exchange price: 23.75 reais per share of Banco Santander Brasil.

(iv)	Annual interest rate: 6.75%, payable in dollars.
Boadilla del Monte (Madrid), 29 October 2010.
Notice required by securities regulations in the US.
Neither the bonds nor the units of Banco Santander Brasil that may be issued in case of the bonds being exchanged have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction within the United States and, accordingly, may not be offered, sold or delivered within the United States except pursuant to an effective registration statement under the Securities Act or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A- 39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President